JOSEPH I. EMAS

ATTORNEY AT LAW

1224 Washington Avenue

Miami Beach, Florida 33139

Telephone

Facsimile

(305) 531-1174                                                                                (305) 531-1274

May 30, 2007

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:  AUTHORIZATION QUANTUM VENTURES, INC.   (the “Company”)

Attention : Barbara Jacobs

Dear Ms. Jacobs,

As counsel for the above mentoined Company, I hereby grant my permission to

Phillip Offill, Esquire to discuss all matters pertaining to this file with yourself or other SEC staff members.

If you  should have any further questions please contact the writer at the above mentioned numbers.

Yours truly,

/s/Joseph Emas

Joseph Emas, Esq.